Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

The following is a transcript of a video that was made available on the CBOE Holdings website and referenced in a newsletter distributed to employees of CBOE Holdings and Bats on February 1, 2017:

Russell Rhoads on Russell 2000 Index Options

Hi I’m Russell Rhoads, director of education at the Options Institute here at CBOE and I’m going to spend the next couple of minutes talking to you about Russell 2000 Index options, or RUT options. Before we get going, a couple of disclosure slides. All of this information is also available on the lower part of your screen.

The Russell 2000 Index option market, it’s the second most actively-traded broad-based index option market in the U.S. It is proprietary to the CBOE. We actually competed for that and we won the right to be the only place that you can trade RUT Index options back in April of 2015. Since then, we’ve made a concerted educational effort to spread the word about RUT options. RUT options are European style, they’re cash settled, makes them a little bit different than equity options. And the notional value of a RUT index option is actually 10 times that of a comparable exchange traded fund option.

So, a summary of what we have available as far as RUT option contracts goes and this is in front of you. We have traditional third-Friday index option contracts on the Russell 2000 and those are AM-settled, and then we have RUT Weeklys and RUT monthlies. RUT Weeklys expire at the end of trading on each Friday with the exception of the third Friday of each month. And RUT monthlies expire on the last trading day of each month. Another big difference between the third-Friday options and the other expirations is the third-Friday options are AM-settled. All the other Russell Index option contracts are actually PM-settled. We have several expirations available. As of December 20, the day that I am sitting here speaking to you, we actually have a couple of dozen RUT expirations available, the ones that I highlighted in green here are actually the third-Friday expirations. So you can see how many more expirations we have available than we did when we only offered third-Friday index options.

And just as a quick comparison between the IWM ETF, which is the most actively traded Russell 2000 ETF and most actively traded Russell 2000 ETF option market, and RUT index options, you can see there’s a 10 to 1 relationship between the two. RUT options are European style, IWM options are American style. Cash settlement and physical settlement—physical settlement means that you end up with a longer short position or a buy or sell transaction than the IWM, and RUT options, the majority of expirations are PM-settled but there are some AM-settled option contracts.

Now CBOE has been a pioneer in creating benchmark strategy indexes. We have strategy indexes that show the use several different index options and we’ve got a handful available on the Russell 2000. Three of these actually show different versions of a continuous Buywrite, a couple show a continuous Putwrite, and then one shows if you were consistently putting on a collar around a Russell 2000 portfolio.

Make sure to follow us on Twitter. We talk about anything that’s important to the exchange, and a lot of things that are important to our customers, as well through social media. And then finally, if you have any questions about anything with respect to Russell 2000 index options or anything else related to options or proprietary CBOE products, do not hesitate to shoot me an email at my last name at CBOE dot com. So thanks for spending a couple of minutes learning more about Russell 2000 Index options.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.